February 10, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D. C. 20549

Re:	Clean Wind Energy Tower, Inc. Request for Withdrawal of Amendment No. 1 to Registration Statement on Form S-1/A (File No. 333-162515)

To Whom It May Concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Clean Wind Energy Tower, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to withdrawal of the Company’s Amendment No. 1 to Registration Statement on Form S-1/A (File No. 333-162515) (the “Amendment”) that was filed with the Securities and Exchange Commission on January 26, 2011.  The Company requests withdrawal of the Amendment because it was coded with the wrong EDGAR submission type code.  No securities were sold under the Amendment.  The Company intends to file an amended Registration Statement on Form S-1/A with the proper EDGAR submission type code.

If you have any questions with respect to this request, please call Ronald W. Pickett at (410) 972-4713.

Clean Wind Energy Tower, Inc. /s/ Ronald W. Pickett By: Ronald W. Pickett Title: President and Chief Executive Officer